August 27, 2015

VIA EDGAR

Ms. Cecilia Blye
Chief
United States Securities and Exchange Commission
Office of Global Security Risk
100 F Street, NE
Washington, DC 20549

RE:	Fly Leasing Limited
Form 20-F for Fiscal Year Ended December 31, 2014
Filed March 13, 2015
File No. 1-33701

Dear Ms. Blye:

Set forth below are the responses of Fly Leasing Limited (the “Company”) to comments received from the staff of the Office of Global Security Risk (the “Staff”) of the Securities and Exchange Commission by letter dated August 14, 2015 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed March 13, 2015 (the “Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

General

1.	You discuss on page 15 of the 20-F that your operations expose you to United States economic sanctions, export control and anti-terrorism laws. In this regard, we note that you indicate on page 24 of the 20-F that you lease a 737-800 aircraft to flydubai. The flydubai.com website indicates that flydubai has a fleet of 737-800 aircraft and flies to destinations in countries including Sudan.

Sudan is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan, if any, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the Sudanese government or entities it controls.

FLY Leasing Limited

West Pier, Dún Laoghaire

Co Dublin, Ireland

1

Response:

The Company understands the nature and extent of the U.S. Department of State’s designation of Sudan as a state sponsor of terrorism and that Sudan is subject to U.S. economic sanctions and export controls. The Company takes very seriously its obligations to comply with applicable laws and regulations, including U.S. sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and export restrictions imposed by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”).

To comply with these regulations, the Company and Fly Leasing Management Co. Limited, the Company’s manager (the “Manager”), maintain policies, procedures and training programs relating to, and have resources dedicated to help ensure that the Company is operating in full compliance with, U.S. economic sanctions, export controls, anti-corruption, anti-terrorism and anti-money laundering laws and regulations, including those implemented by OFAC and BIS. In addition, the Company and the Manager have designed and, in connection with entering into contracts with new customers, implement “Know Your Customer” and sanctions screening procedures.

With respect to Sudan, the Company respectfully advises the Staff that the Company and its subsidiaries and affiliates have had no direct contact, either past, current or anticipated (for so long as Sudan continues to be subject to U.S. economic sanctions and export controls), with Sudan, the government of Sudan, or, to the Company’s knowledge, any entities controlled by the government of Sudan. The Company and its subsidiaries and affiliates have not provided any services, products, information or technology to Sudan and have no agreements, commercial arrangements or other contacts with the Sudanese government or, to the Company’s knowledge, any entities affiliated with the Sudanese government.

As the Staff notes, the Company leases one Boeing 737-800 aircraft (the “Aircraft”) to Dubai Aviation Corporation (doing business as flydubai) (“flydubai”). To ensure that the Aircraft is operated by flydubai in compliance with all applicable regulations, the Company’s Aircraft Lease Agreement with flydubai contains a provision prohibiting flydubai from causing or permitting the Aircraft from proceeding to, or remaining at, any location which is the subject of sanctions or restrictions imposed by certain government entities—which is defined broadly so as to include OFAC and BIS—to the extent that such sanctions or restrictions prohibit the use or operation of the Aircraft in such location. The Company has no knowledge of any violations of this provision of the Lease Agreement by flydubai.

2.	Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

Response: As noted in the Company’s response to Comment 1 above, the Company and its subsidiaries and affiliates have had no direct contact, either past, current or anticipated (for so long as Sudan continues to be subject to U.S. economic sanctions and export controls), with Sudan, the government of Sudan, or, to the Company’s knowledge, any entities controlled by the government of Sudan. The Company and its subsidiaries and affiliates have not had any revenues, assets or liabilities associated with contacts with Sudan for the last three fiscal years or any subsequent interim period. In light of the foregoing, the Company does not believe that there is any material investment risk to its security holders, either quantitatively or qualitatively, in this regard.

* * * * * * *

FLY Leasing Limited

West Pier, Dún Laoghaire

Co Dublin, Ireland

2

The Company believes that the information contained in this response letter is responsive to the Staff’s comments set forth in the Comment Letter and provides supplemental information as requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact Boris Dolgonos at Jones Day, counsel to the Company, by telephone at (212) 326-3430, fax at (212) 755-7306 or email at bdolgonos@jonesday.com.

Very truly yours,

/s/ Gary Dales
Gary Dales
Chief Financial Officer

cc:	Pamela Long, Assistant Director
Daniel Leslie, Staff Attorney
U.S. Securities and Exchange Commission

Boris Dolgonos
Jones Day

FLY Leasing Limited

West Pier, Dún Laoghaire

Co Dublin, Ireland

3